______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For April 3, 2003

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated November 11, 2002, "Song Networks Holding AB Announces Third Quarter 2002 Results"

Song Networks Holding AB Announces Third Quarter 2002 Results

Song Networks' revenues in the third quarter totalled SEK 581 million (USD 63 million). This represents a 4% increase over last quarter and a 7% decrease compared to the same period of the previous year. Gross margin improved by 130 basis points, from 40.7% in the second quarter of 2002 to 42.0% or by 790 basis points from the same period the previous year. Adjusted sales, general and administration costs (SG&A) improved to 45% of revenues or to SEK 260 million (USD 28 million) during the third quarter from 47% or from SEK 261 million (USD 28 million) the previous quarter. Adjusted SG&A was 56% of revenues or SEK 350 million (USD 38 million) during the third quarter in 2001. As communicated in the second quarter report the Company has taken the decision to further reduce SG&A, to reach a level of SEK 230 million (USD 25 million) by the first quarter of 2003. Adjusted EBITDA was -3% or SEK -16 million (USD -2 million) compared to -6% or SEK -33 million (USD -4 million) in the second quarter of 2002 and -22% or SEK -136 million (USD -15 million) in the third quarter of 2001. The Company added 1,286 directly connected sites during the quarter totalling 14,275 in all. At the end of the quarter, the number of corporate customers was 22,077, of which 6,887 are directly connected. Direct revenues increased to 57% of total revenues in the third quarter of 2002 compared to 56% the second quarter of 2002. Direct revenues were 42% of total revenues the third quarter of 2001. Revenues from data and internet services increased by 6.3% from previous quarter to 42.5% of total revenues. Song Networks expects that all conditions for the financial restructuring will be met by mid-December 2002. An Extraordinary General Meeting will be held on November 11, 2002. The Company expects full year 2002 revenues to be SEK 2.3-2.4 billion (USD 248-259 million) as stated in the second quarter report. Revenues are forecast to increase to SEK 2.6 billion (USD 280 million) in 2003 and the Company also expects to generate a substantially positive EBITDA for the full year of 2003.

Stockholm, Sweden - November 11, 2002 - Song Networks Holding AB ("Song Networks" or the "Company"), formerly Tele1 Europe Holding AB (Stockholmsbörsen: SONW), the leading pan-Nordic competitive provider of broadband communications services, today reported third quarter financial and operating results. Commenting on the results, Tomas Franzén, Chief Executive Officer, said: " I am pleased to announce that the Company performed well during the third quarter, especially considering the fact that the Company has been under a lot of pressure from the financial restructuring process. In the light of these circumstances a revenue increase of 4%, and substantially improved EBITDA compared with the second quarter, is a major achievement. I am convinced that Song's new position as a debt free company with new strong owners, and a very competitive product and service offering will result in a substantially positive EBITDA for the full year of 2003".

Financial Highlights:

  Third quarter revenues totalled SEK 581 million (USD 63 million). This represents a 4% increase over last quarter and a 7% decrease of revenues from the same period during previous year.

  Direct revenues totalled SEK 334 million (USD 36 million) in the third quarter, up from SEK 314 million (USD 34 million) in the second quarter of 2002 and represented 57% of total revenues in the third quarter, compared to 56% the previous quarter.

  Revenues from data and internet services totalled SEK 247 million (USD 27 million) or 42.5% of total revenues in the third quarter, compared to 42% in the previous quarter.

  Gross margin improved to 42.0% in the third quarter compared to 40.7% the previous quarter.

  Adjusted sales, general and administration costs (SG&A) improved to 45% or SEK 260 million (USD 28 million) in the third quarter of 2002, from 47% or SEK 261 million (USD 28 million) in the previous quarter.

  Adjusted EBITDA margin improved to -3% or SEK -16 million (USD -2 million) in the third quarter. Adjusted EBITDA margin in the second quarter was -6% or SEK -33 million (USD -4 million).

  As of September 30, 2002, the Company had approximately SEK 356 million (USD 38 million) in cash and cash equivalents (including restricted cash and used credit facility), as compared to SEK 394 million (USD 42 million) as of June 30, 2002. Song Networks has access to a credit facility of a maximum of SEK 200 million (USD 22 million), of which SEK 90 million (USD 10 million) has been used as per September 30, 2002. The credit facility is secured by Song Networks' receivables. As of November 7, 2002, the Company had SEK 260 million (USD 28 million) in cash and cash equivalents (including restricted cash and used credit facility of SEK 64 million (USD 7 million)).

  Restructuring charges of SEK 109 million (USD 12 million), mainly related to personnel and redundant office space, has been recorded in Items affecting comparability.

  The Company expects to be adjusted EBITDA break-even in the end of the fourth quarter 2002 and expects full year 2002 revenues of SEK 2.3-2.4 billion (USD 248-259 million).

Operational Highlights:

  The Company added 197 fiber sites during the quarter resulting in a total of 1,779 fiber sites connected to its fiber network throughout Sweden, Norway, Finland and Denmark.

  Directly connected customers increased by 243 to 6,887 during the third quarter of 2002.

  Directly connected sites increased by 1,286 to 14,275 during the third quarter, while the total number of sites connected through DSL increased by 750 to 6,472.

  The Company increased the number of active IP VPN sites to approximately 3,500 versus 2,900 in the previous quarter.

  On July 9, 2002, Song Networks announced that Telenor Business Solutions Holding AS and Song Networks Holding AB had entered into a business combination agreement as part of an overall financial restructuring of the Song group.

  On August 1, 2002, Song Networks announced that its wholly owned subsidiary Song Networks N.V. would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008.

  On August 12, 2002, the Board of Song Networks Holding AB decided to delist the Company's ADRs from Nasdaq.

  On August 12, 2002, the Company sold Net operating losses from Song Networks AB for SEK 150 million (USD 16 million).

  On August 13, 2002, Song Networks terminated the business combination agreement with Telenor Business Solutions that was signed on July 9.

  On August 27, 2002, the Swedish subsidiary of Song Networks Holding AB announced that it had been entrusted with supplying data capacity to Fritidsresegruppen's head office, shops and offices at airports in the Nordic countries. The 3-year contract has a value for Song Networks of approximately SEK 7 million (USD 1 million).

  On September 9, 2002, Song Networks announced that it had reached an agreement in principle on a financial restructuring of the Song group with an ad hoc group of bondholders, Vattenfall AB and Stena AB.

  On September 25, 2002, Song Networks Holding AB announced that the third quarter was developing well and according to forecast and that the Company is on track to reach EBITDA break-even. As part of the overall restructuring program, the Company also announced management changes as well as the launch of a cost savings program to ensure that the Company reaches its forecasted results.

Subsequent Events:

  On October 9, 2002, Song Networks Holding AB announced it has signed an agreement with an ad hoc committee of holders of Song Networks N.V. Senior Notes, Vattenfall AB and Stena Adactum AB in support of a restructuring and investment plan for the Company.

  On October 10, 2002, Song Networks Holding AB announced that its wholly owned subsidiary, Song Networks N.V., filed a suspension of payments (Surseance) in The Netherlands. At the same time, Song Networks N.V. submitted to the Dutch court its proposed plan of composition on which agreement has been reached with an ad hoc committee of holders of Song Networks N.V. Senior Notes.

  On October 17, 2002, Song Networks Holding announced that its Swedish subsidiary Song Networks Svenska AB has been entrusted with supplying ISS Sverige AB a data network solution. The commission is carried out in co-operation with WM-data who will be responsible for the ISS' IT environment. The period of supply covers 3 years, and the value for Song Networks is about SEK 20 million (USD 2 million).

  On October 24, 2002, Song Networks Holding announced that the Swedish subsidiary Song Networks Svenska AB in collaboration with a mobile operator and a switchboard supplier is supplying a voice solution which rationalises Danzas ASG Eurocargo AB's fixed and mobile telephony. The contract runs for 3 years, and the value for Song Networks is approximately SEK 36 million (USD 4 million).

  Song Networks Holding AB will hold an Extraordinary General Meeting at 3 pm CET on Monday November 11, 2002 at City Conference Centre, Folkets Hus, Barnhusgatan 12-14, Stockholm.

Financial and operational summary:

	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Net revenues, SEK million	626.9	621.0	590.2	558.9	580.6
Growth in net revenues, %, sequential quarters	25%	-1%	-5%	-5%	4%
Gross Margin, %	34.1%	36.1%	40.1%	40.7%	42.0%
SG&A, adjusted, %	-56%	-56%	-48%	-47%	-45%
EBITDA, adjusted, SEK million	-135.7	-126.0	-47.1	-33.4	-16.4
EBITDA, adjusted, %	-22%	-20%	-8%	-6%	-3%
Net loss per share, SEK	-3.42	-2.93	-2.03	-11.30	-2.08
Weighted average number of shares outstanding ('000)	165 607	165 885	165 885	165 885	165 885
Revenue mix
- direct	42%	46%	53%	56%	57%
- wholesale	33%	29%	21%	23%	23%
- indirect and other	25%	25%	26%	21%	20%
Corporate customers (number), including - directly connected customers - dedicated hosting customers	20,505 5,304 142	20,728 5,605 148	21,186 6,338 163	21,721 6,644 168	22,077 6,887 170
No. of directly connected sites, of which - fiber - DSL - leased lines - radio	9,315 964 3,748 4,475 128	10,498 1,208 4,355 4,806 129	11,621 1,344 5,052 5,092 133	12,989 1,582 5,722 5,491 194	14,275 1,779 6,472 5,828 196
Employees, at the end of the period	1,176	1,076	1,007	994	975

Results of Operations:

Song Networks' revenues in the third quarter of 2002 were up 4% compared to the previous quarter and down 7% compared to the same period in 2001. Revenues for the third quarter of 2002 were SEK 581 million (USD 63 million).

The Company showed an increase in direct revenues from SEK 314 million (USD 34 million) to SEK 334 million (USD 36 million), which represented 57% of total revenues in the third quarter of 2002, compared to 56% in the second quarter of 2002. Wholesale revenues (including carriers and resellers) accounted for 23% of total revenues in the third quarter of 2002, while indirect and other revenues made up the remaining 20%.

Data and internet revenues increased by 6.3% from previous quarter to 42.5% of total revenues in the third quarter of 2002, totalling SEK 247 million (USD 27 million) in the third quarter of 2002, versus SEK 232 (USD 25 million) in the second quarter of 2002.

Revenues from Sweden accounted for 34% of the Company's total revenues in the third quarter of 2002, with revenues from Finland representing 28%, Norway 21% and Denmark the remaining 17%.

Gross margin for the third quarter of 2002 improved to 42.0% from 40.7% in the second quarter of 2002. This is mainly an effect of improved overall network efficiencies but also partly due to improved revenue mix.

Adjusted sales, general and administrative (SG&A) costs improved to SEK 260 million (USD 28 million) in the third quarter of 2002, compared to SEK 261 million (USD 28 million) in the second quarter of 2002. As a percentage of revenues, adjusted SG&A was 45% compared to 47% during the previous quarter.

Adjusted EBITDA margin improved to -3% in the third quarter of 2002 from -6% in the second quarter of 2002 reflecting an improvement in adjusted EBITDA from SEK -33 million (USD -4 million) to SEK -16 million (USD -2 million).

The foreign exchange loss, primarily on the Company's outstanding long-term loans denominated in USD and EUR, for the third quarter was SEK -44 million (USD -5 million), recorded in Other income/ expense. The corresponding foreign exchange gain in the second quarter 2002 was SEK 146 million (USD 16 million). The net result of the sale of the Net operating losses from Song Networks AB, SEK 126 million (USD 14 million), was recorded in Other income/expense in the third quarter.

Items effecting comparability consist of a restructuring charge as well as increased provisions for office space made in previous quarters, of a total of SEK 109 million (USD 12 million). The restructuring charge is an effect of a cost savings program launched in September and is mainly related to personnel and redundant office space. The cost savings program is expected to generate annual savings of approximately SEK 120-130 million (USD 13-14 million).

Financial net for the third quarter of 2002 was SEK -143 million (USD -15 million) compared to SEK -150 million (USD -16 million) in the second quarter of 2002. Financial net includes accrued interest for the quarter on the Company's outstanding bonds.

The Company's net loss in the third quarter of 2002 was SEK 345 million (USD 37 million) compared to SEK 1,874 million (USD 202 million) in the second quarter of 2002.

Total Shareholders' equity per September 30 was SEK -204 million (USD -22 million). Shareholder's equity will, according to the planned financial reconstruction, be restored in the fourth quarter as the Company's bonds are converted into equity whereby approximately SEK 4.9 billion (USD 0.5 billion) will increase the equity.

Capital expenditures during the third quarter of 2002 totalled SEK 43 million (USD 5 million) versus SEK 124 million (USD 13 million) in the second quarter of 2002. This is less than previously estimated. Capital expenditures for the full year is now estimated to be SEK 400-450 million (USD 43-48 million) compared to previously estimated SEK 500 million (USD 54 million). The capital expenditures during the third quarter of 2002 were primarily due to customer driven investments. Historical cost for PP&E (Property, Plant and Equipment) amounted to SEK 6,821 million (USD 735 million), and the carrying value totalled SEK 4,977 million (USD 537 million).

Song Networks ended the third quarter of 2002 with 975 employees, down from 994 at the end of the second quarter of 2002.

Business development:

Song Networks continued to increase revenues from its core activities - direct revenues and data - during the third quarter of 2002. As of September 30, 2002, the Company had 22,077 corporate customers, of which 6,887 customers were directly connected to the Company's network through a total of 14,275 sites. This represents an increase of 243 directly connected customers and 1,286 sites over the second quarter of 2002. The number of fiber sites increased by 197 during the third quarter of 2002, to a total of 1,779. As of September 30, 2002, 6,472 sites were connected through DSL, which includes an increase of 750 in the third quarter of 2002 and 5,828 sites were connected through leased line.

During the third quarter of 2002, the Company continued to successfully connect customers to its IP VPN service. At the end of the third quarter of 2002 the service had been rolled out to approximately 3,500 active sites versus approximately 2,900 sites in the second quarter of 2002.

On July 9, 2002, Song Networks announced that the Company had entered into a business combination agreement with Telenor Business Solutions Holding AS, as part of an overall financial restructuring of the Song group. Pursuant to the business combination agreement, Song Networks would acquire Telenor Business Solutions AB, which would have a cash balance of SEK 550 million (USD 59 million). In exchange for its contribution, Telenor Business Solutions Holding AS would receive new Song Networks shares representing 39.9% of the increased share capital of Song Networks Holding AB and a convertible bond which, if converted during the next four years, would increase Telenor Business Solution Holding AS' holding to 84.5% of the enlarged group's voting stock after the restructuring.

The transaction was conditional upon a number of events including completion of a restructuring of Song Networks in which substantially all of the outstanding bonds of Song Networks would be exchanged for a combination of cash and new equity. Song Networks engaged in discussions regarding the proposed restructuring with an ad hoc committee of its bondholders.

On August 1, 2002, Song Networks announced that its wholly owned subsidiary Song Networks N.V. would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008. August 30, 2002 was the last date for making such interest payment under the relevant note indenture before such failure constitutes an Event of Default that would give rise to potential acceleration of the Senior Notes. Operations throughout Song Networks are otherwise unaffected at this time.

On August 12, 2002, the Board of Song Networks Holding AB decided to delist the Company's ADRs from Nasdaq as the present ownership and market situation did not justify the costs related to the listing.

On August 12, 2002, the Company sold Net operating losses from Song Networks AB for SEK 150 million (USD 16 million) for which payment was received in the end of September, 2002.

On August 13, 2002, Song Networks terminated the business combination agreement that Song Networks entered into with Telenor Business Solutions Holding AS on July 9. The termination of the business combination agreement with Telenor resulted from the lack of support of an ad hoc committee of bondholders of Song Networks regarding the restructuring terms resulting from the agreement, as well as the committee's positive view regarding Song Networks restructuring potential.

On August 27, 2002, the Swedish subsidiary of Song Networks Holding AB announced that it had been entrusted with supplying data capacity to Fritidsresegruppen's head office, shops and offices at airports in the Nordic countries. The 3-year contract has a value for Song Networks of approximately SEK 7 million (USD 0.75 million). Fritidsresegruppen is migrating to Song Networks' communication solution, and in Song Networks' IP VPN service (a network in Song Networks' own backbone and access network) it is acquiring a fixed connection between around 45 locations in the Nordic countries. The complete undertaking of the solution means that in addition to more capacity and availability Fritidsresegruppen is getting a high level of security in its data communication.

On September 9, 2002, Song Networks announced that it had reached an agreement in principle on a financial restructuring of the Song group with an ad hoc group of bondholders, Vattenfall AB and Stena AB.

On September 25, 2002, Song Networks Holding AB announced that the third quarter was developing well and according to forecast and that the Company is on track to reach EBITDA break-even. As part of the overall restructuring program, the Company also announced the launch of a cost savings program to ensure that the Company reaches its forecasted results.

A total of approximately 150 employees are made redundant throughout the organisation. The cost savings program is expected to generate annual savings of approximately SEK 120-130 million (USD 13-14 million). The savings are expected to reach full effect in the first quarter 2003. Restructuring charges are expected to be approximately SEK 65-75 million (USD 7-8 million), including reserves for redundant office space.

As part of the overall restructuring and cost savings program, Song Networks also announced management changes. Tomas Franzén, CEO of Song Networks Holding AB, is also taking the position as Managing Director of the Swedish subsidiary, Song Networks Svenska AB, with effect October 1, 2002. The Executive Vice President of the Company, Ari-Jussi Knaapila, is also taking the position as Managing Director of the Finnish subsidiary.

Financing:

Song Networks expects that all conditions for the financial restructuring will be met before mid-December 2002. An Extraordinary General Meeting will be held on November 11, 2002.

Without a successful financial restructuring, and assuming Song Networks does not make any interest payments on its bonds, the Company believes that its existing operating cash resources will suffice until February 2003.

As of September 30, 2002, the Company had SEK 356 million (USD 38 million) in cash and cash equivalents (including restricted cash and used bank facility), as compared to SEK 394 million (USD 42 million) as of June 30, 2002. Song Networks has access to a credit facility of a maximum of SEK 200 million (USD 22 million) of which SEK 90 million (USD 10 million) has been used as per September 30, 2002. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song Networks' receivables, is limited to 65% of the receivables not older than 60 days. Restricted cash amounts to SEK 53 million (USD 6 million) held in escrow for operational purposes. As of November 7, 2002, the Company had SEK 260 million (USD 28 million) in cash and cash equivalents (including restricted cash and used credit facility of SEK 64 million (USD 7 million)).

SEK 23 million (USD 2 million) of the cash and cash equivalents was held at Song Networks Holding AB as per September 30, 2002.

Subsequent events:

On October 9, 2002, Song Networks Holding AB announced it has signed an agreement with an ad hoc committee of holders of Song Networks N.V. Senior Notes, Vattenfall AB and Stena Adactum AB in support of a restructuring and investment plan for the Company.

The restructured Song Networks will be a virtually debt free, fully funded company until positive cash flow is expected during the second quarter of 2004. With new strong owners and an extended network, Song Networks will be well positioned to fully concentrate on continuing to develop its high quality services to its customers.

The Bondholder Committee, which collectively represents 64% of Song Networks N.V.'s outstanding Senior Notes is unanimously supporting the proposed restructuring, which would have the effect of converting all of Song Networks N.V.'s outstanding Senior Notes into equity securities of Song Networks. The proposed restructuring also includes a reversed split of shares 100:1, which means that 100 old shares will be merged into one new share. In the description of the proposed share issues below this reversed split has been taken into consideration. The maximum amount of ordinary shares that will be issued in the bond exchange is 31,558,182 and the maximum amount of preference shares will be 3,452,662. As part of the restructuring agreement Vattenfall AB will subscribe for 7,692,308 ordinary shares and Stena Adactum will subscribe for 3,846,154 ordinary shares of Song Networks for a subscription price of SEK 26 per share for a total investment of SEK 300 million (USD 32 million). Song Networks will also acquire 100% of Arrowhead AB from Vattenfall AB for SEK 100 million (USD 11 million). Concurrently Vattenfall AB will subscribe for an additional 3,846,154 ordinary shares of Song Networks for a subscription price of SEK 26, representing a payment of SEK 100 million (USD 10 million). The acquisition is scheduled to occur in January 2003.

Current Song Networks shareholders will have the opportunity to subscribe for up to 373,241,648 new ordinary shares of Song Networks, for a subscription price of SEK 26 per share, up to a maximum of approximately SEK 97 million (USD 10 million) in a rights offering.

As part of the restructuring it is also proposed that Song Networks will issue rights to current Song Networks shareholders to subscribe for up to a maximum of approximately SEK 83 million (USD 9 million) in convertible notes, for a subscription price of nominal SEK 1,000 per convertible note, and with the right to convert at a price per share of SEK 39. The convertible notes will incur an annual interest rate of 7%. The rights issue and the issuance of convertible notes will contribute approximately SEK 180 million (USD 19 million) in cash to Song Networks, given full subscription and before advisory fees associated with the restructuring. In addition to this share issue and the issuance of convertible bonds Stena Adactum AB will subscribe for a convertible bond for SEK 15 million (USD 2 million), at basically the same conditions. Through the above-mentioned transactions Song expects a maximum of SEK 495 million (USD 53 million), before advisory fees, to be injected to the Company as cash.

Assuming full participation in the bond exchange, full subscription of the rights offering and the convertible notes offering and full conversion of the convertible notes and the preference shares into ordinary shares, the post-restructuring pro-forma equity of the Company will be approximately 19.82% by Vattenfall AB, 7.27% by Stena Adactum AB, 60.00% by former bondholders and 12.91 % by current Song Networks shareholders.

On October 10, 2002, Song Networks Holding AB announced that its wholly owned subsidiary, Song Networks N.V., filed a suspension of payments (Surseance) in The Netherlands. At the same time, Song Networks N.V. submitted to the Dutch court its proposed plan of composition on which agreement has been reached with an ad hoc committee of holders of Song Networks N.V. Senior Notes.

On October 17, 2002, Song Networks Holding announced that its Swedish subsidiary has been entrusted with supplying ISS Sverige AB a data network solution. The commission is carried out in co-operation with WM-data who will be responsible for the ISS' IT environment. The period of supply covers 3 years, and the value for Song Networks is about SEK 20 million (USD 2 million). ISS Sverige AB is migrating to Song Networks' communication solution, and through the Song Networks' IP VPN service it is gaining a fixed connection to over 80 locations in Sweden. Around 120 offices are also being connected to the network with the service Song Dial IP VPN. Song Networks is also supplying all internet capacity, including a centralised firewall.

On October 24, 2002, Song Networks Holding announced that the Swedish subsidiary Song Networks Svenska AB in collaboration with a mobile operator and a switchboard supplier is supplying a voice solution which rationalises Danzas ASG Eurocargo AB's fixed and mobile telephony. The contract runs for 3 years, and the value for Song Networks is approximately SEK 36 million (USD 4 million). For Danzas ASG Eurocargo AB, the fact that it is now getting a complete solution for all its telecommunication means a major cost saving. Danzas is connecting its switchboards to Song Networks' broadband network and is getting a joint voice solution for its 29 offices in Sweden. All the staff will be working towards one and the same solution, which amongst other things will improve internal call handling, as all the staff will be accessible via an abbreviated number. Internal calls will also be free.

Song Networks Holding AB will hold an Extraordinary General Meeting at 3 pm CET on Monday November 11, 2002 at City Conference Centre, Folkets Hus, Barnhusgatan 12-14, Stockholm.

Forward-looking statements:

The Company expects full year 2002 revenues to be SEK 2.3-2.4 billion (USD 248-259 million) as stated in the second quarter report. Revenues are forecast to increase to SEK 2.6 billion (USD 280 million) in 2003 and the Company also expects to generate a substantially positive EBITDA for the full year of 2003.

The Company is fully committed to keep the overall cost base under tight control and will continue to scrutinize every possibility to further reduce the Company's costs going forward. The Company has launched a cost savings program to further reduce SG&A gradually, to reach a level of SEK 230 million (USD 25 million) by the first quarter of 2003. Run-rate for SG&A levels on a combined basis with Arrowhead is expected to be approximately SEK 245 million (USD 26 million) per quarter from the third quarter for 2003. However, in the first two quarters of 2003, SG&A costs are expected to be approximately SEK 25-30 million (USD 3 million) higher, as full integration of the two businesses is not expected to be completed until the third quarter of 2003. The network build-out was completed in all material respects during 2001 and capital expenditures will in the future be customer driven and are now expected to total approximately SEK 350 million (USD 38 million) annually from 2003. The Company expects to be adjusted EBITDA break-even in the end of the fourth quarter of 2002 as also was stated in the second quarter report.

Notwithstanding this, Song Networks' ability to generate positive EBITDA and cash flows is subject to numerous risks and uncertainties, some of which are beyond the Company's control.

Company disclosure:

An English translation of the Company's 2001 Annual Report is available at Song Networks' office at Svärdvägen 19, Box 501, 182 15 Danderyd, Sweden. The Annual Report and quarterly results are also available on the Company's website: www.songnetworks.net .

Song Networks Holding AB's fourth quarter 2002 financial and operating results for the period ending December 31, will be released on February 14, 2003.

Song Networks will hold a telephone conference call at 1 pm CET, November 11, 2002 to present third quarter 2002 result and answer questions. Tomas Franzén (CEO) will host the conference. Dial in number: UK +44 (0) 20 8240 8240, US +1 303 713 7929 (toll free).

Quote: Song Networks

Instant replay will be available from November 11, 2002, directly after the conference call is finished, until November 18, 2002. To listen, please dial UK +44 (0) 20 8288 4459, access code: 513522, US +1 703 736 7336 (toll free) access code: 513522.

You will also find the conference call on the Company's website www.songnetworks.net

Stockholm November 11, 2002

On behalf of the Board of Directors of Song Networks Holding AB

Tomas Franzén

Song Networks Holding AB in summary:

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 850 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

For further discussion of these and additional risks associated with the business operations of the Song Networks Group, please refer to the registration statement on form F-1 filed by Song Networks Holding AB, together with the exhibits thereto, reports and other information filed at the Public Reference Section of the U. S. Securities and Exchange Commission at 450 Fifth Street, N.W., Washington D.C. 20549; 233 Broadway, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661.

Consolidated income statement
	Three months ended 30 September			Nine months ended 30 September
	2001 SEK '000	2002 SEK '000	2002 USD '000	2001 SEK '000	2002 SEK '000	2002 USD '000
Operating revenue	626 858	580 584	62 603	1 546 776	1 729 658	186 506
Cost of Services Sold	-412 824	-336 673	-36 303	-1 029 904	-1 021 494	-110 146
Gross Profit	214 034	243 911	26 300	516 872	708 164	76 360
Gross Margin	34,14%	42,01%	42,01%	33,42%	40,94%	40,94%
Operating expenses
Selling	-98 750	-70 297	-7 580	-262 473	-226 042	-24 373
General and administrative	-250 644	-187 391	-20 206	-676 287	-575 906	-62 099
Depreciation and amortization	-194 747	-162 673	-17 541	-447 654	-666 966	-71 918
Items affecting comparability	-108 170	-108 628	-11 713	-158 371	-535 403	-57 732
Total operating expenses	-652 311	-528 989	-57 040	-1 544 785	-2 004 317	-216 122
Other income/ expenses, net	-9 439	83 705	9 026	8 648	338 764	36 529
Operating Loss	-447 716	-201 373	-21 714	-1 019 265	-957 389	-103 233
Financial net	-116 913	-143 254	-15 447	-320 008	-450 577	-48 585
Loss before income taxes	-564 629	-344 627	-37 161	-1 339 273	-1 407 966	-151 818
Income tax benefit/ expenses	-1 527	-6	-1	-3 870	-385	-42
Loss before cumulative effect of accounting change	-566 156	-344 633	-37 162	-1 343 143	-1 408 351	-151 860
Cumulative effect of accounting change	-	-	-	-2 397	-1 146 806	-123 658

Net Loss	-566 156	-344 633	-37 162	-1 345 540	-2 555 157	-275 518
Net loss per share	-3,42	-2,08	-0,22	-8,38	-15,40	-1,66
Weighted average number of shares outstanding	165607399	165885177	165885177	160537225	165885177	165885177
EBITDA	-252 969	-37 472	-4 041	-521 410	127 175	13 713
Capital expenditures, net	751 911	42 724	4 607	2 101 832	299 496	32 294
Acquisitions of Businesses	8 859	-	-	749 134	-16 000	-1 725

Consolidated balance sheet
31 Dec 30 Sept 30 Sept
	2001 SEK '000	2002 SEK '000	2002 USD '000
ASSETS
Current assets
Cash	416 424	303 273	32 701
Restricted current assets	247 145	52 609	5 673
Other current assets	2 165 288	1 081 411	116 607
Total current assets	2 828 857	1 437 293	154 981
Investments	77 718	244 842	26 401
Property and equipment, net	5 624 736	4 976 819	536 642
Goodwill, net	1 393 783	159 608	17 210
TOTAL ASSETS	9 925 094	6 818 562	735 234

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	1 959 859	1 647 518	177 650
Long-term debt, net	5 399 313	5 175 063	558 018
Other provisions	258 757	199 932	21 558
Shareholders' equity (deficit)
Share capital	8 294	8 294	894
Additional paid-in capital	5 129 136	5 129 152	553 068
Other comprehensive income (loss)	289 810	333 835	35 997
Accumulated deficit	-3 120 075	-5 675 232	-611 951
Total Shareholders' equity (deficit)	2 307 165	-203 951	-21 992
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9 925 094	6 818 562	735 234

Consolidated Cash Flow Statements
	Three months ended 30 September			Nine months ended 30 September
	2001 SEK '000	2002 SEK '000	2002 USD '000	2001 SEK '000	2002 SEK '000	2002 USD '000
Cash Flow from operating activities:
Net loss	-566 156	-344 633	-37 162	-1 345 540	-2 555 157	-275 518
Adjustments for:
Unrealized foreign exchange gains/ losses	82 155	49 015	5 285	68 275	-230 262	-24 829
Depreciation and amortization	194 747	162 673	17 541	497 855	666 966	71 918
Impairment	-	-	-	-	1 563 176	168 555
Other non-cash items	50 929	-112 728	-12 154	27 405	-78 418	-8 456
Changes in non-cash working capital	241 979	171 775	18 522	276 916	233 271	25 153
Net cash used in operating activities	3 654	-73 898	-7 968	-475 089	-400 424	-43 177
Cash Flow from investing activities:
Additions to networks and equipment, net	-476 417	-68 134	-7 347	-2 033 514	-625 008	-67 393
Acquisitions of subsidiaries and associated entities, including additional acquisition consideration	-5 753	-6 000	-647	-592 755	-59 000	-6 362
Sales of operation/subsidiaries	-	126 119	13 599	-	126 119	13 599
Change in restricted and other assets, net	189 334	48 733	5 255	854 105	900 355	97 084
Net cash used in investing activities	-292 836	100 718	10 860	-1 772 164	342 466	36 928
Cash flow from financing activities:
Share capital, net of issue costs	994	-	-	16 293	-29	-3
Increase/ decrease in borrowings, net	14 898	20 084	2 166	1 523 605	84 529	9 115
Investments in own bonds	-	-	-	-	-139 002	-14 989
Other financial activities	285 218	-36	-4	468 271	-64	-7
Net cash used in financing activities	301 110	20 048	2 162	2 008 169	-54 566	-5 884
Effect of exchange rate changes on cash	5 520	-1 980	-214	18 469	-627	-68
Net increase (decrease) of cash	17 448	44 888	4 840	-220 615	-113 151	-12 201
Cash, beginning of period	845 274	258 385	27 861	1 083 337	416 424	44 902
CASH, END OF PERIOD	862 722	303 273	32 701	862 722	303 273	32 701

Total Cash including Investments and Other Securities
	31 Dec 2001 (SEK '000)	30 Sept 2002 (SEK ''000)	30 Sept 2002 (USD '000)
Cash	416 424	303 273	32 701
Investments, current (included in Other current assets)	783 241	-	-

Restricted cash, current	247 145	52 609	5 673

Total	1 446 810	355 882	38 374

Untapped secured bank facility	300 000	109 916	11 852
Total	1 746 810	465 798	50 226
Cash includes: Used bank facility	-	90 084	9 714

Corporate information:

Principal Executive Office:

Song Networks Holding AB

Box 501

SE-182 15 Danderyd

Sweden

Visiting adress:

Svärdvägen 19

Tel: +46 8 5631 00 00

Fax: +46 8 5631 01 01

Web site: www.songnetworks.net

Enquiries:

Tomas Franzén, CEO

Tel: +46 8 5631 01 11

E-mail: tomas.franzen@songnetworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2003

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer